WideOpenWest, Inc.
7887 East Belleview Avenue, Suite 1000

Englewood, Colorado 80111

August 17, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549 3628

Attention: Filing Desk

Re:	WideOpenWest, Inc.
Registration Statement on Form S-3
SEC File No. 333-226732

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, WideOpenWest, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-226732) (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Tuesday, August 21, 2018 or as soon thereafter as practicable.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

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Please contact Brian Hecht of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4807, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

WideOpenWest, Inc.

		By:	/s/ Richard E. Fish, Jr.
		Name:	Richard E. Fish, Jr.
		Title:	Chief Financial Officer

cc:	Joshua N. Korff, P.C.
Brian Hecht
Kirkland & Ellis LLP